Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Sonim Technologies, Inc.’s Registration Statement on Form S-1 pursuant to Rule 462(b) of the Securities Act of 1933 of our report dated March 27, 2020, relating to the consolidated financial statements of Sonim Technologies, Inc. as of December 31, 2019 and 2018, and for the years then ended, which report expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern emphasis and a change in the method of accounting for revenue in 2019, and to the reference to our firm under the heading “Experts” in the Registration Statement on Form S-1 (No. 333-238869) and related Prospectus.

/s/ Moss Adams LLP

Campbell, California

June 4, 2020